                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)*


                   Under the Securities Exchange Act of 1934

                             Harold's Stores, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   413353103
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Thomas C. Herman
                        Sutherland Asbill & Brennan LLP
                              999 Peachtree Street
                               Atlanta, GA 30309
                                 (404) 853-8089
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 March 13, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The Exhibit Index is located on page 5.

                                 SCHEDULE 13D

              CUSIP No. 413353103                                                          Page  2  of  6  Pages
                        ---------                                                                -      -

     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER-HIM N.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)  [ ]
                                                                                                                    (B)  [ ]
         N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*
         00

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                                 [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         NETHERLANDS ANTILLES

        NUMBER OF                7     SOLE VOTING POWER
          SHARES                       545,578 SHARES
       BENEFICIALLY
         OWNED BY                8     SHARED VOTING POWER
           EACH                        N/A
        REPORTING
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH                        545,578 SHARES

                                 10    SHARED DISPOSITIVE POWER
                                       N/A

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         545,578 SHARES

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%

     14  TYPE OF REPORTING PERSON*
         CO

\         This Amendment No. 3 to Schedule 13D (this "Amendment") relates to the
Schedule 13D filed January 31, 1994 (the "Initial Schedule 13D") on behalf of Inter-Him N.V. ("Inter-Him") with regard to beneficial ownership of shares of the common stock of Harold's Stores Inc., as previously amended by Amendment
No. 1 thereto filed on March 4, 1994 and Amendment No. 2 thereto filed on April 11, 1995 (as so amended, the "Schedule 13D"). Pursuant to Rule 13d-2(e), this Amendment restates the entire text of the Schedule 13D, as amended by this Amendment.

Item 1:  Security and Issuer

         The securities to which this Schedule 13D relates are shares of the common stock, $0.01 par value (the "Common Stock"), of Harold's Stores, Inc., an Oklahoma corporation ("Harold's Stores"). The address of Harold's Stores principal executive office is 765 Asp, Norman, Oklahoma 73069.

        On January 19, 1994, Inter-Him acquired a total of 23,680 additional shares of the Common Stock (19,900 shares through purchase and 3,780 as a 10% stock dividend) so that Inter-Him's aggregate ownership exceeded five percent (5%) of the total outstanding Common Stock. On January 26 and January 27, 1994, Inter-Him purchased an additional 1,200 shares and 800 shares, respectively, of Common Stock. Following these acquisitions, Inter-Him beneficially owned 226,678 shares of the Common Stock.

         As reported in Amendment No. 1, between January 31, 1994 and February 23, 1994, Inter-Him acquired a total of 48,000 shares of the Common Stock, which increased Inter-Him's beneficial ownership of Common Stock to 274,678 shares.

         As reported in Amendment No. 2, between March 14, 1995 and March 31, 1995, Inter-Him acquired a total of 59,700 shares of the Common Stock. Following the filing of Amendment No. 1 and prior to the purchases reported in Amendment No. 2, Harold's Stores declared and paid a ten percent (10%) stock dividend, which increased Inter-Him's ownership by 27,467 shares. Following the March 1995 purchases and the ten percent (10%) stock dividend, Inter-Him beneficially owned 361,845 shares of the Common Stock.

         This Amendment reports that on March 13, 2000 Inter-Him purchased an additional 126,700 shares of the Common Stock. Following the filing of Amendment No. 2 and prior to the March 13, 2000 purchase, Harold's Stores declared and paid five percent (5%) stock dividends in each of January 1996, 1997 and 1998 in which Inter-Him received 18,092, 18,995 and 19,945 shares, respectively, of the Common Stock. Following the March 13, 2000 purchase and the five percent (5%) stock dividends, Inter-Him beneficially owned 545,578 shares of the Common Stock.

Item 2:  Identity and Background

         (a)-(c) The person filing this statement is Inter-Him N.V., a corporation organized in the Netherlands Antilles. The principal address of Inter-Him is Prof. Kernkampweg 8a (Post Office Box 3361), Curacao, Netherlands Antilles. Inter-Him is a holding company for various real estate investments and operations, and other investments. Inter-Him also invests in stocks, bonds, options and other instruments.

         The following table sets forth certain information as to the managing directors of Inter-Him, including their business address and principal business occupations. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore the persons described in the following table are all the persons equivalent to the directors and executive officers of Inter-Him. There are no other controlling persons of Inter-Him.

                                                      Position with Inter-Him
                  Name                                and Principal Occupations
                  ----                                -------------------------

         Ronald deWaal                                Managing Director;
         75, Terbekehofdreef                          Chairman of De Waal International
         B-2610 Wilrijk/Belgium                       Management N.V. (management
                                                      company of the Inter-Him group's
                                                      United States subsidiaries and
                                                      another group under common
                                                      control)(also serves as
                                                      director/officer of other companies in
                                                      the Inter-Him group)

         Victor Hoogstraal                            Managing Director;
         Inter-Him N.V.                               Managing Director - Inter-Him's
         Switzerland, Representative Office           Netherlands Antilles subsidiaries
         28, Industriesstrasse                        (also serves as director/officer of
         CH-8108 D=llikon/Zurich                      other companies in the Inter-Him
                                                      group and in a group under common
                                                      control)

         Frederick Hendrik Breedijk                   Managing Director;
         Inter-Him N.V.                               Self-Employed Consulting and
         Prof. Kernkampweg 8a                         Financial Services; Managing
         P.O. Box 3361                                Director - Inter-Him's Netherlands
         Curacao, Neth. Antilles                      Antilles subsidiary; President -
                                                      Court of Audit of the Netherlands
                                                      Antilles


         (d) Neither Inter-Him nor any of the persons named in the above table has been convicted during the last five years in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) Neither Inter-Him nor any of the persons named in the above table has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) All of the persons named in the above table are citizens of the Netherlands.

Item 3:  Source and Amount of Funds or Other Consideration

         The shares of Common Stock purchased by Inter-Him were purchased using funds from its profits and retained earnings. Inter-Him did not pay any consideration for the shares of Common Stock received pursuant to stock dividends declared and paid by Harold's Stores.

Item 4:  Purpose of Transaction

         Inter-Him purchased the Common Stock for investment purposes. Inter-Him may consider, depending on market conditions, acquiring further shares of Common Stock, also for investment. However, Inter-Him has no intention to acquire more than 9.9 % of the outstanding Common Stock and has no plans to hold or dispose of the Common Stock for any purpose other than investment.

Item 5:  Interest in Securities of the Issuer

         (a) As described in Item 1 above, Inter-Him beneficially owns an aggregate of 545,578 shares of the Common Stock (approximately 9.0% of the total outstanding shares of Common Stock as of November 30, 1999) through purchases and stock dividends.

         (b) Inter-Him has the sole power to vote and dispose of all 545,578 shares of the Common Stock.

         (c) Except as described herein, neither Inter-Him, nor, to its best knowledge, any managing director of Inter-Him has effected any other transaction in the Common Stock in the past 60 days.

         (d) Inter-Him has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, its shares of the Common Stock.

         (e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Harold's Stores.

Item 7:  Material to be filed as Exhibits

         There is no material that is required to be filed as an exhibit to this Schedule 13D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 23, 2000                  /s/ Victor Hoogstraal
                                         ---------------------------------------
                                         Signature


                                         Victor Hoogstraal/Managing Director
                                         ---------------------------------------
                                         Name/Title